Exhibit 99.1

[REDACTED VERSION]

SECOND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT dated as of September 26, 2011.

BETWEEN:

ARC RESOURCES LTD., a corporation amalgamated under the laws of the Province of Alberta, having an office in Calgary, Alberta (the "Borrower")

OF THE FIRST PART

AND

ROYAL BANK OF CANADA, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF MONTREAL, THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK, CANADA BRANCH, ALBERTA TREASURY BRANCHES, NATIONAL BANK OF CANADA, CITIBANK, N.A., CANADIAN BRANCH, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), CREDIT SUISSE AG, TORONTO BRANCH, and BANK OF AMERICA, N.A., CANADA BRANCH, each a financial institution having a branch in Canada (the "Lenders")

OF THE SECOND PART

AND

ROYAL BANK OF CANADA, a Canadian chartered bank having a branch in Toronto, Ontario, in its capacity as Administrative Agent (the "Agent")

OF THE THIRD PART

RECITALS

WHEREAS:

A.           The Borrower, the Lenders and the Agent have entered into an Amended and Restated Credit Agreement dated as of August 4, 2010, as amended by a First Amendment to Amended and Restated Credit Agreement dated as of January 1, 2011 (as amended from time to time, the "Credit Agreement"); and

B.           The Borrower and the Lenders have agreed to make certain amendments to the Credit Agreement on the terms and conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises, the mutual covenants contained herein and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION
1.1           Definitions

In this Second Amendment to Amended and Restated Credit Agreement, including the recitals hereto (herein sometimes referred to as "this Agreement"), unless something in the context or subject matter is inconsistent therewith, capitalized terms and expressions have the meanings assigned thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1           Adjustment to Pricing

(a)	Section 1.1 of the Credit Agreement is hereby amended by deleting the grid in the definition of "Margin" and replacing it with the following:

Consolidated Senior Debt to EBITDA Ratio	Level 1	Level 2	Level 3	Level 4	Level 5
	= 1.0:1	> 1.0:1 = 1.75:1	> 1.75:1 and = 2.25:1	> 2.25:1 and = 3.0:1	> 3.0:1.0
Margin on Prime Loans and Margin on US Base Rate Loans	• bps	• bps	• bps	• bps	• bps
Libor Loans and Bankers Acceptances	• bps	• bps	• bps	• bps	• bps
Standby Fee Rate	• bps	• bps	• bps	• bps	• bps

[Pricing details redacted]

(b)
Interest and fees payable pursuant to Sections 5.1, 5.2, 5.3, 5.4 and 5.5 of the Credit Agreement shall be adjusted in accordance with the grid contained in subsection (a) above effective on the date that the conditions precedent set out in Section 4.1 of this Agreement have been satisfied, with any credits in respect of acceptance fees for outstanding Bankers' Acceptances made in accordance with the provisions of Section 5.4 of the Credit Agreement.

2.2           Extension of Maturity Date and Change of Term

(a)	Section 1.1 of the Credit Agreement is hereby amended in the definition of "Maturity Date" by deleting the reference to "August 3, 2013" and replacing it with "August 3, 2015".

(b)	Section 3.13(d) and Section 3.13(e)(i) of the Credit Agreement are each hereby amended by deleting the reference to "three years" and replacing such reference with "four years".

2.3           Increased Costs and Change in Applicable Law

(a)	The last paragraph of Section 11.2 of the Credit Agreement is hereby amended by:

(i)	deleting the reference to "six (6) months" and replacing it with "three (3) months" and by adding to the end of the sentence containing such reference the following:

"or if such Lender is not generally claiming amounts which are the equivalent to Additional Compensation from other borrowers in similar circumstances to the Borrower where it is contractually entitled to do so."

(ii)	inserting the following wording at the end of such paragraph:

"Notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III ((i) and (ii) being, the "New Rules"), shall in each case be deemed to be a change in applicable law for the purposes of this Section 11.2, regardless of the date enacted, adopted or issued, in each case (i) to the extent that such New Rules are applicable to the Lender claiming Additional Compensation (ii) to the extent that such New Rules are materially different from applicable laws which are in full force and effect on the date on which the Second Amendment to Amended and Restated Credit Agreement dated  as of September 26, 2011 between the Borrower, the Lenders and the Agent becomes effective and (iii) to the extent that such New Rules have general application to substantially all banks within the primary jurisdiction in which the applicable Lender operates."

2.4           Departing Lender and Adjustments to Commitments

(a)
Each of the parties hereto consents to the departure of Credit Suisse as a Lender.  On the effective date hereof, the Borrower shall pay to the Agent for the account of Credit Suisse any amounts owing to Credit Suisse pursuant to the Credit Agreement and the other Loan Documents, and upon such payment in full, Credit Suisse shall cease to be a Lender under the Credit Agreement and shall be released and discharged from its obligations and liabilities thereunder.

(b)
On the effective date hereof, the Commitment of each Lender set forth opposite its respective name on the signature page of the Credit Agreement is hereby amended to be decreased or increased to, or remain, as applicable, the amount set forth under its respective name on the signature page of this Agreement.

(c)
Each of the parties hereto acknowledges that on the effective date hereof, with the departure of Credit Suisse and the amendment to the Commitments pursuant to Section 2.4(b) hereof, the Borrowings may not be outstanding in accordance with the Lender's Proportion of each Lender as amended hereby and, in order to ensure that such Borrowings will be outstanding in accordance with such Lender's Proportion of each Lender as amended hereby as soon as possible, the parties agree as follows:

(i)	to make adjustments to all Prime Loans and U.S. Base Rate Loans so that such Loans are outstanding in accordance with such Lender's Proportion of each Lender;

(ii)
to allocate all new Borrowings and Conversions and Rollovers in such a manner as is necessary in order to have Borrowings outstanding with each Lender in accordance with such Lender's Proportion of each Lender; and

(iii)
until such time as the Borrowings are outstanding in accordance with such Lender's Proportion of each Lender, the definition of Majority Lenders shall be determined based on Borrowings outstanding rather than on the Total Commitment.

ARTICLE 3

3.1           Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

(a)	as of the date hereof there exists no Default or Event of Default; and

(b)
as of the date hereof the representations and warranties referred to in Section 2.1 of the Credit Agreement (on the basis that this Agreement is a Loan Document), other than those stated to be made as at a specific date and, for greater certainty, other than the representation in Section 2.1(b) and any other representations relating to the Trust, are true and correct in all material respects with the same effect as if made as of the date hereof.

ARTICLE 4
CONDITIONS TO EFFECTIVENESS

4.1           Effective Date

This Agreement shall become effective on the date on which the following conditions are satisfied:

(a)	as of such date there shall exist no Default or Event of Default under the Credit Agreement as amended hereby;

(b)	the representations and warranties contained in Section 3.1 of this Agreement shall be true and correct as of such date;

(c)	the Agent shall have received a duly executed copy of this Agreement; and

(d)
prior to or concurrently with the execution of this Agreement, the Agent has received, on behalf of the Lenders, all fees which the Borrower has agreed to pay to the Lenders in connection with the extension of the Maturity Date and this Agreement.

4.2           Waiver

The terms and conditions of Section 4.1 of this Agreement are inserted for the sole benefit of the Agent and the Lenders and the Agent by or with the prior consent of all of the Lenders may waive them in whole or in part.

ARTICLE 5
GENERAL

5.1           Counterpart Execution

This Agreement may be executed in any number of counterparts and by means of facsimile or pdf signatures and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

5.2           Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by, the laws of the Province of Alberta and of Canada applicable therein.

5.3           Confirmation of Credit Agreement

The Credit Agreement and the other Loan Documents, except as contemplated hereby, continue to be in full force and effect and are hereby ratified and confirmed by the parties hereto.  The parties acknowledge that this Agreement constitutes a "Loan Document" and the Borrower acknowledges that all representations, warranties and other terms of the Credit Agreement applicable to Loan Documents are applicable to this Agreement.  The Borrower agrees that at any time and from time to time, upon the reasonable written request of the Agent, the Borrower will, and will cause any Guarantor to execute and deliver such further documents and do such further acts as the Agent may reasonably request in order to effect the purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Borrower and the Lenders have duly executed this Agreement as of September 26, 2011.

ARC RESOURCES LTD.

Per:	"Signed"
Name: Van Dafoe Title: Senior Vice President, Finance

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

The undersigned Guarantors hereby consent to the terms of the above Second Amendment to Amended and Restated Credit Agreement and the transactions contemplated thereby and confirm that the Guarantees dated as of May 27, 2010 executed by each of the undersigned in favour of the Agent on behalf of the Lenders are in full force and effect as amended herein.  Without limiting the generality of the foregoing, the Guarantors acknowledge that the "Obligations" guaranteed by the Guarantors pursuant to the said Guarantees executed by the respective Guarantors include, without limitation, all obligations of the Borrower to the ARC Lenders (as defined in such Guarantees) under the Credit Agreement (as defined in the above Agreement) as so acknowledged and amended, under all Swap Agreements and under the Working Capital Agreement.

Dated as of September 26, 2011.

ARC RESOURCES GENERAL PARTNERSHIP by its manager ARC RESOURCES LTD.		1504793 ALBERTA LTD.

Per:	"Signed"	Per:	"Signed"
	Name: Van Dafoe Title: Senior Vice President, Finance		Name: Steven Sinclair Title: Senior Vice-President and Chief Financial Officer

ROYAL BANK OF CANADA

Per:            "Signed"
Name:  Sonia Tibbatts
Title:    Authorized Signatory

Commitment: [Amount redacted]

THE BANK OF NOVA SCOTIA

Per:            "Signed"
Name:  John Hunt
Title:    Managing Director

Per:            "Signed"
Name:  Michael Linder
Title:    Associate Director

Commitment: [Amount redacted]

CANADIAN IMPERIAL BANK OF COMMERCE

Per:            "Signed"
Name:  Scott Fraser
Title:    Managing Director

Per:            "Signed"
Name:  Joelle Chatwin
Title:    Executive Director

Commitment: [Amount redacted]

BANK OF MONTREAL

Per:            "Signed"
Name:  Ebba Jantz
Title:    Vice President

Commitment: [Amount redacted]

THE TORONTO-DOMINION BANK

Per:            "Signed"
Name:  David Radomsky
Title:    Vice President

Per:            "Signed"
Name:  Michael J. Collins
Title:    Managing Director

Commitment: [Amount redacted]

BNP PARIBAS (CANADA)

Per:            "Signed"
Name:  Cory Wallin
Title:    Director

Per:            "Signed"
Name:  Craig Werbicki
Title:    Vice President

Commitment: [Amount redacted]

UNION BANK, CANADA BRANCH

Per:            "Signed"
Name:  Larry Sagriff
Title:    Vice President

Commitment: [Amount redacted]

ALBERTA TREASURY BRANCHES

Per:            "Signed"
Name:  Todd Burton
Title:    Director

Per:             "Signed"
Name:  Chris Pankerichan
Title:    Associate Director

Commitment: [Amount redacted]

NATIONAL BANK OF CANADA

Per:            "Signed"
Name:  Doug Ruzicki
Title:    Authorized Signatory

Per:            "Signed"
Name:  Greg Steidl
Title:    Authorized Signatory

Commitment: [Amount redacted]

CITIBANK N.A., CANADIAN BRANCH

Per:            "Signed"
Name:  Gordon DeKuyper
Title:    Authorized Signer

Commitment: [Amount redacted]

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

Per:            "Signed"
Name:  David Baldoni
Title:    Managing Director

Per:            "Signed"
Name:  Paul Primavesi
Title:    Director

Commitment: [Amount redacted]

CREDIT SUISSE AG, TORONTO BRANCH, as departing Lender

Per:            "Signed"
Name:  Alain Daoust
Title:    Director

Per:             "Signed"
Name:  Jane Brean
Title:	Director

BANK OF AMERICA, N.A., CANADA BRANCH

Per:            "Signed"
Name:  James K. G. Campbell
Title:    Senior Vice President

Commitment: [Amount redacted]

ROYAL BANK OF CANADA,
as Administrative Agent

Per:            "Signed"
Name:  Yvonne Brazier
Title:    Manager, Agency